UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2004
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 21 April, 2004  By Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
21 APRIL, 2004

NEW TRIAL TO EVALUATE PHENOXODIOL AS CHEMO-SENSITIZING
AGENT IN PATIENTS WITH CHEMO-RESISTENT OVARIAN CANCER

Novogen Limited's subsidiary, Marshall Edwards, Inc.
(LSE AIM: MSH and Nasdaq: MSHL) has just made the following announcement to the London Stock Exchange's Alternative
Investment Market.

WASHINGTON, DC, 21  APRIL, 2004 Marshall Edwards, Inc.,
(NASDAQ: MSHL) has commenced a multi-center, multi-national clinical trial that will study the ability of the investigational anti-cancer drug, phenoxodiol, to restore the sensitivity of ovarian cancer to the standard chemotherapies, paclitaxel and cisplatin. The first site to enroll patients for this study is Yale-New Haven Hospital, New Haven, Connecticut, USA. The second enrollment site will be announced in June 2004.

Laboratory studies have shown that phenoxodiol has the ability to restore sensitivity to standard chemotherapies in ovarian cancer cells that have been obtained from women whose tumors had previously become resistant to those drugs. Subsequent to a just-completed Phase I/II study, the prelude to this study, some women with recurrent ovarian cancers that were either resistant or refractory to standard chemotherapies such as paclitaxel, showed encouraging evidence of restoration of sensitivity to paclitaxel following phenoxodiol therapy, despite the fact that the two drugs were not used in the manner considered to be ideal in order to achieve reversal of chemo-resistance.

The new study will enroll at Yale 40 patients with recurrent, late-stage ovarian and primary peritoneal cancers that have become refractory to taxane-based
(paclitaxel, docetaxol, taxotere) and/or platinum-based
(cisplatin, carboplatin) drugs. Refractory cancers are those that acquire resistance to a particular drug to the extent that the cancers grow in the face of treatment with that drug.

The two main objectives of the study are to establish the degree to which phenoxodiol reverses chemo-resistance, and to compare the relative efficacies of paclitaxel and cisplatin in combination with phenoxodiol.

The treatment regime will comprise an injection of phenoxodiol on two consecutive days, followed by a single weekly injection of paclitaxel or cisplatin immediately following the second phenoxodiol treatment.
This will be administered over a treatment cycle of 6 weeks, with cycles to be repeated until a response is obtained.

Another objective of the study is to determine the dosage of paclitaxel or cisplatin that will minimize toxicity when used in combination with phenoxodiol.
The dosage of these two chemotherapies will be reduced as required until toxicity no greater than Grade 1 is achieved. Grade 1 toxicity is the lowest of 4 levels of toxicity as defined by the National Cancer
Institute's Toxicity Classification Criterion. Toxicities of Grade 3 or higher are commonly encountered with dosages of such therapies required to achieve an anti-cancer effect. Researchers believe that phenoxodiol will restore the sensitivity of the chemo-resistant cancer cells to the e xtent that paclitaxel and cisplatin can achieve a significant anti-cancer effect with only minimal side-effects.

The primary clinical end-points being sought are a reduction in tumor mass and blood levels of tumor markers
(CA 125 and CA19.9), and an improvement in clinical status and survival at 6 and 12 months.

Phenoxodiol reverses chemo-resistance through its ability to degrade anti-apoptotic proteins such as XIAP and c-FLIP that serve to block the ability of tumor cells to undergo apoptosis via the Fas death receptors.

Phenoxodiol is an investigational drug and, as such, is not marketed in the United States.

Phenoxodiol is an investigational anti-cancer drug developed by pharmaceutical company Marshall Edwards, Inc., which manages its international research and development programs using the expertise and clinical research capabilities of universities and hospitals in the U.S., Australia and Europe.

Marshall Edwards, Inc., has licensed rights to bring phenoxodiol to market globally from its parent company, Novogen Limited. (Nasdaq: NVGN). Novogen is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases based on its phenolic drug technology platform.

More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Marshall Edwards, Inc., + 61.2.9878 0088